PRIVATE OFFERING NOTICE


                                [MERRILL LYNCH LOGO]
                            Merrill Lynch & Co., Inc.
              97% Protected Notes Linked to the Performance of the
                              Global Equity Basket
                                due January 2012
                         US$10 principal amount per unit

                             Private Offering Notice

                                  Summary Terms

The Securities:                             Payment at maturity:

o  No payments before the maturity date.    o On the maturity date, for each unit of
                                              securities an investor owns, that
o  Senior unsecured debt securities of        investor will receive an amount equal
   Merrill Lynch & Co., Inc.                  to the sum of $9.70 per unit and an
                                              additional amount, which may be zero,
o  The securities are linked to the           based on the percentage increase, if
   value of the Global Equity Basket, an      any, in the value of the Global Equity
   index basket comprised of the Nikkei       Basket multiplied by a participation
   225 Index, the Dow Jones EURO STOXX        rate expected to be between 100% and
   50 Index and the S&P 500 Index, each       105%, as described in the attached
   initially equally weighted.                offering document. If the value of the
                                              Global Equity Basket decreases or does
o  The securities are expected to be          not increase sufficiently, at maturity
   quoted on the Nasdaq National Market       an investor will receive less than the
   under the symbol "PGEB".                   $10 principal amount per unit, which
                                              would result in a loss. The value of
o  Expected settlement date: April ,          the Global Equity Basket must increase
   2004.                                      by a percentage expected to be between
                                              2.87% and 3.00%, depending on the
o  Minimum repayment will not be less         actual participation rate, in order
   than 97% of the principal amount per       for you to receive at least the
   unit.                                      principal amount of $10 per unit. In
                                              no event, however, will an investor
o  The securities are made available to       receive less than 97% of the principal
   each investor outside of the United        amount per unit.
   States in a minimum initial
   investment of US$50,000 or such other
   amount, and subject to such other
   restrictions, as may be applicable to
   such investor under the private
   offering rules of any jurisdiction
   outside of the United States.

The securities (the "Securities"), the subject of the attached offering document (the "Offering Document"), have not been approved for public sale in any jurisdiction outside of the United States. As such, the Securities are made available to investors outside of the United States only in accordance with applicable private offering rules. The Offering Document may not be copied or otherwise made available to any other person by any recipient without the express written consent of the Company.

The discussion contained in the Offering Document relating to the tax implications of investing in the Securities is not based upon, and does not reflect, the tax laws of any jurisdiction outside of the U.S. Accordingly, investors should consult their local tax advisor before making an investment in the Securities.


                            PRIVATE OFFERING NOTICE

This Notice and the Offering Document have been issued by Merrill Lynch & Co., Inc. (the "Company") for information only. Prospective investors should not treat the contents of this Notice as advice relating to legal, taxation or investment matters and are advised to consult their own professional advisers concerning the purchase, holding or disposal of the Securities. Attention is drawn in particular to risk factors on pages S-7 to S-10 of the Offering Document. Subject to this Notice, the Offering Document has been approved for issue in the United Kingdom by Merrill Lynch International Bank Limited, which is regulated by the Financial Services Authority, with registered office at Merrill Lynch Financial Center, 2 King Edward Street, London EC1A 1HQ, United Kingdom. This Notice is issued in Hong Kong by Merrill Lynch (Asia Pacific) Limited.

Investors in the United Kingdom should be aware that Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), which is handling the sale of the Securities, has no place of business in the UK and is not regulated by the Financial Services Authority. Therefore, with respect to anything done by MLPF&S, the regulatory regime governing an investor's rights will be different than that of investors' rights in the UK, and the UK rules for the protection of private investors and the UK Financial Compensation Scheme will not apply to any business MLPF&S conducts with or for UK investors.

Investors should also note the following:

     (a) The Securities are denominated in United States dollars. Investors that purchase securities with a currency other than dollars should note that changes in rates of exchange may have an adverse effect on the value, price or income of their investment.

     (b) The price and value of the Securities and the income from them can fluctuate and may fall against the investor's interest and an investor may get back less than he invested.

     (c) Investment in the Securities may not be suitable for all investors. Investors should seek advice from their investment advisor for information concerning the Company, the Securities and the suitability of purchasing the Securities in the context of their individual circumstances. Past performance is not necessarily a guide to future performance, and no projection, representation or warranty is made regarding future performance.

     (d) Save as disclosed herein and in the Offering Document, no commissions, discounts, brokerages or other special terms have been granted or are payable by the Company in connection with the issue or sale of any Securities.

     (e) MLPF&S or one of its affiliates may be the only market maker, if any, in the Securities.

     (f) Information relating to taxation is based on information currently available. The levels and bases of, and reliefs from, taxation in relevant jurisdictions can change. The value of any reliefs depends upon the circumstances of the investor. See additional comments about taxation above.


                   The date of this Notice is March 23, 2004.

   This Notice supplements the Preliminary Prospectus Supplement, dated March
             23, 2004, and the Prospectus, dated November 26, 2003.



"Dow Jones", "THE DOW JONES EURO STOXX 50(SM)" and "STOXX(SM)" are service marks of Dow Jones & Company, Inc. and have been licensed for use for certain purposes by Merrill Lynch & Co., Inc. Merrill Lynch & Co., Inc.'s 97% Protected Notes Linked to the Performance of the Global Equity Basket due January , 2012 based on THE DOW JONES EURO STOXX 50(SM) are not sponsored, endorsed, sold or promoted by Dow Jones, and Dow Jones makes no representation regarding the advisability of investing in such product.

"Standard & Poor's(R)", "Standard & Poor's 500", "S&P 500(R)", "S&P(R)" and "500" are trademarks of the McGraw Hill Company Inc. and have been licensed for use by Merrill Lynch Capital Services Inc., and Merrill Lynch & Co., Inc. is an authorized licensee.